Filed by Banknorth Group, Inc.
(Commission File No. 001-31251)

Pursuant to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Banknorth Group, Inc.
(Commission File No. 001-31251)

Date: September 20, 2004

FINAL TRANSCRIPT

▶▶▶

Conference Call Transcript

BNK — Banknorth Group Inc. at Lehman Brothers Second Annual Financial Services Conference

Event Date/Time: Sep. 14. 2004 / 2:15PM ET
Event Duration: N/A

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CORPORATE PARTICIPANTS
PRESENTATION
QUESTION AND ANSWER

FINAL TRANSCRIPT

BNK — Banknorth Group Inc. at Lehman Brothers Second Annual Financial Services Conference

CORPORATE PARTICIPANTS

Bill Ryan
Banknorth Group, Inc. — CEO

PRESENTATION

Unidentified Speaker

     I’m pleased to introduce Bill Ryan, who has been the CEO of Banknorth and its predecessor company, People’s Heritage, since 1990. Under Bill’s leadership, Banknorth grew from a company, I remember, with about 16 million of market cap to its current $6 billion plus market cap and over mid-30 billions in assets.

Its share price performance is nearly triple that of the SEC over the — under Bill’s tenure. And Banknorth was recently named the best managed bank in America by Forbes Magazine. And, of course, had big news recently in agreeing to sell a stake to Toronto-Dominion Bank, which I’m sure we’ll be able to hear a lot about from Bill. So we welcome you to talk about that, Bill.

     Bill Ryan - Banknorth Group, Inc. — CEO

     Thanks Bruce. It’s good to be here. Thank you. It looks like a great conference with a lot of companies and many, many people interested in being here. This reminds me of the market cap of $16 million back in the early ‘90s. Not so sure I want to be reminded about that.

We had a market cap of $16 million. It was 1991. I thought we were going to succeed, very difficult times, so I went down to the FDIC. I raised $20 million to try to buy the bank to take it private and, you know, that was at a time when the regulators were failing banks every Friday. In walks Bill Ryan wanting to buy a bank.

So I didn’t get to first base. So, as happy as I am with the company, you can imagine that I would not be here in front of you today if I had bought the bank for $16 million with a market cap of $6 billion. I’d be elsewhere for sure. So it’s helpful but it’s also interesting to look back in the past.

We’ve got the forward-looking statements that you’ve read so many times in the last two days. You’re sick of seeing it. So I’ll go right past that for you. I’m not going to spend much time on who Banknorth is. I think most of you, as I look out, know who we are. But I’ll spend a second for those few who maybe don’t know the company.

What I really want to do is get into the Toronto-Dominion transaction that we announced a few weeks ago and get your thoughts on that. We’ve been picked as the best managed bank in America by Forbes Magazine. We have over 7,700 employees. We’re closing in on $31 billion of assets with our recent acquisition of BostonFed. A nice acquisition outside of Boston, 1.3 million households, over 2 million customers. A net income of 350 million for last year of 2003.

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FINAL TRANSCRIPT

BNK — Banknorth Group Inc. at Lehman Brothers Second Annual Financial Services Conference

Loan and deposit base that’s very diversified. Great growth model. We’ve been able to grow the loans and deposits double digits for the last several years. And a community banking model that’s worked. Now, interesting, remember in ‘93 when we introduced our community banking model we weren’t the most popular bank in terms of how we wanted to proceed. I’m amazed today at how everybody wants to be a community bank all of a sudden.

So we’re back in vogue and we’ve never changed. We’ve always been that way, but others are now picking up on it in a very big way. It’s a great company to run. It’s got great geography, 400 branches, over almost 550 ATMs. Dominant positions in Maine, New Hampshire and Vermont. We own over 20% of the bank assets in those states. Number five in Massachusetts and six in Connecticut. Pretty easy history to remember.

We went from ‘89 to ‘93 trying to survive. ‘93 put a plan together to be a community bank of size and substance in New England. To today we’ve acquired 25 banks doing that. Now we’re a $31 billion company and in all the New England states except Rhode Island and a company that has had great success growing internally and, obviously, with the acquisitions growing in an external way.

Community banking model, to speak of it for a minute. We have bank presidents in every state, boards of directors they make decisions locally with local loan authorities. It goes against the bigger banks that consolidate everything. It’s not an easy model to run. It takes a lot of work. It takes a lot of skill. You’ve got to have the right people, but it’s what we do. It’s what we are. That’s what we know. So that’s why we stuck with the model.

Lucky us, because it happens to also be a very popular model in New England. We react quickly and make decisions quickly. I call us an aggressive follower. We don’t take big risks, but once it’s identified that somebody’s done something well, we jump right in and try to emulate it as quickly as possible.

Service is a religion with us. You’ve heard the stories about how we monitor our service and how we look at it. And I answer my own telephone. I have all the trappings of a big CEO, you know all the assistants and receptionists and so forth, but I answer my own phone when it rings. Not always good to answer your own phone when it rings, but it’s a good experience and if I do it I think everybody else probably feels like maybe they should to.

Our specialty is middle to small business lending, loans of $5 million and smaller. In New England, we dominate the market. We’ve won all the awards for small business lending in New England. We have few Fortune 500 customers. When I say few now, I’m thinking, I’m not so sure we have one Fortune 500 customer. So, we’ve gone into this marketplace that’s a big market in New England.

If you look at New England, many small towns, small communities, a lot of small companies doing business and we’ve targeted that market and have done it well. Deposit gathering, its core deposits, we’ve grown our checking accounts by 15 to 20% every year for the last several years.

Aggressive marketing programs, we have Ricco Petrocelli, a former Red Sox player; Ray Bourque, a former Boston Bruin; Troy Brown, a present New England Patriots player, all representing the bank doing work for us in the community. So we’ve been very good at going after the core deposit, checking account growth model. Cross selling has been important to us. We have a big insurance agency. It ranks in the top 40 in the country.

And our wealth management, former trust business is about $10 billion in size so it’s a very substantial trust business in New England. Acquisitions have been a part of what we’ve done. We’ve been disciplined, conservative. You’ve talked to us about them. We’ve done 25 of them. I have the same people doing them today that did them 15 years ago for me. We haven’t stubbed our toe. We’ve never been in the newspapers for doing something wrong.

It’s been a very clean process for us. That to be accretive within a year. I’m amazed when I ask my staff to cut people, how difficult it is. But when we buy a bank, boy they’re able to get in there and cut out the extra people very, very quickly. So model’s worked very well for us. Twenty five percent cost saves have been the minimum we accept and they have all exceeded our expectations within a year.

The 25th one is BostonFed. That will be done around the end of the year. They have $1 billion of deposits in Middlesex County, which is a key county in Massachusetts where a lot of wealth management people live. So we’re happy to be in that marketplace. We decided in ‘96 we had to expand out of northern New England, into Massachusetts and Connecticut because of the better geography and demographics of that area.

We’ve never said to you, look, we’re growing very aggressively so our earnings will follow. We’ve always, time and again, delivered strong earnings. We’ve had 10 consecutive years of operating earnings per share growth. Our growth on an EPS basis is probably averaged a little over 11.5 to 12%. It’s been about 8% the last two years in a slow economy with the recession going on. It will probably spark back up, and I’ll talk about that in a minute, to 10% plus as we go forth in the next few years.

Strong profitability has been the key to our success. 27% cash ROE, efficiency ratio of about 50%. As good as it gets, we think, from the models that we look at. And the strong deposit growth continues. I know you’ve heard today a lot of people struggling on the loan side, we haven’t. We’ve had 10% loan growth year end and year out for the last several years.

Having our largest competitor Fleet sold to Bank of America has helped us and probably will for a year or two, but then, I think, that will end and we’ll be competing with a very fine organization at

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FINAL TRANSCRIPT

BNK — Banknorth Group Inc. at Lehman Brothers Second Annual Financial Services Conference

that point. Fee income growth has been very straight forward. When I joined the bank we had 6% fee income to total income. It’s up to 29% now. We’ve gotten into charging customers for services, which is the largest component of the growth.

Then getting into the insurance business in a big way. We’ll do $450 million of insurance premiums this year and then wealth management at $10 billion trust area has been very helpful to us. And asset quality is something we always have strived to do well on and we rank very high of the top 50 banks from an asset quality standpoint.

Earnings per share growth, the models are here. You can see them as well as I can. It’s been a consistent model of EPS growth. Strong volume growth both in loans and deposits. Compound annual growth rate on the loan side, 13.5%. Bulk of that coming from a core growth and then acquisitions are added onto it. And deposit growth of 13.2%.

Nice company. Going in a nice direction. Doing it in a very conservative way. Other income growth, the same way. You can see that about 13.5% non interest income growth and efficiency ratios come down to about 50%. May get a little bit better, but I think we’re about as low as we can probably go in the efficiency standpoint.

Asset quality, I talked to you about. We rank 16th in non-performing loans to total loans, 16th in non-performing loans to total assets, 17th in charge-offs to average loans and 13th in non-performing loans and leases of the top 50 banks in America. I don’t see that changing to a great degree. I think we’re in a good place. I don’t see it getting higher. I don’t see it getting lower.

Periodically there will be a quarter where it may go up a little bit or down as a loan comes in or out of that portfolio. But generally speaking, I think when you look at the personality of our company, it will always be a company with a strong loan culture and very few charge-offs and non performing assets.

Stock performance has been good. It’s been mixed generally in 2000 as we’ve acquired some companies and then we’ve started to outdistance ourselves in the last few years as we’ve moved into Massachusetts and Connecticut. Probably the consistent criticism of us is, gee, you’re doing a good job but you’re northern New England where the demographics aren’t that great.

Now in ‘96 and ‘98 getting into Massachusetts and Connecticut with major market shares, we’ve given people more confidence that they could like the geography we’re in and it’s worked fairly well for us. So we’re pleased with our stock performance.

Toronto-Dominion. Before we get started, let me just, you know, get to the last page of the book and then take you through the book. We’ve always tried to pride ourselves on being ahead of the curve and trying to plan ahead on what we think is going to happen in banking in the future. We’re looking today and last year at the next two years as being very good years for us.

Good years because we’ll continue to have strong loan growth. We’ll continue to acquire one or two or three banks a year, and we have no asset quality problems. Management has been very consistent. Looking out, though, in a couple of years, the acquisitions in New England are certainly fewer and fewer. And as we look at our geography it will be harder in the future to continue to grow as we continue to acquire the companies available.

We also wanted to secure our position in being able to be viewed as a very strong performing institution. So that meant making sure we could grow our earnings per share by at least 10% a year and hopefully even stronger than that. We also had a sense that we’d like to reward our shareholders, to some degree, for their confidence in us and their faith over the years in being with our company.

So we announced a few weeks ago, a transaction with Toronto-Dominion Bank where Toronto-Dominion Bank would buy 51% of our company at a $40 share price. A premium of 27% over our existing share price of about $31.30 at the time. Good premium, felt very good about it. Very competitive and earnings multiple, and many people were very happy with the $40.

We then also said that at a later date Toronto-Dominion will probably buy the remaining 49% of the company at some later date, based on having independent directors approve the transaction and hiring an investment banking house to give us a figure on what that premium should be for the 49%. Along the way, Toronto-Dominion could secure an additional 16%, 15% of the shares, taking up to 66% in the open market.

What we wanted to accomplish with Banknorth, is reward our shareholders for half of the company that they owned. Take them out of the risks of the next few years, knowing what would happen in New England or in banking in general, and then create an environment for the remaining 49 that would be very valuable for the future. We now have Toronto-Dominion as our parent, giving us two critical things for our future.

One, supporting us with revenue strategies that we don’t have available today. As part of Toronto-Dominion, there are a number of things we can do through them that we could not do on our own. We don’t have a credit card portfolio. The infrastructure of starting that was very expensive. Toronto-Dominion has a fully launched credit card portfolio.

We do a lot of third party services with companies because we can’t afford to buy the infrastructure needed to do it. All of those expenses or income streams will now come back within our company. Toronto-Dominion also owns TD Waterhouse. We assume we can cross-sell the Waterhouse customers on banking services and our banking services on TD Waterhouse services.

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FINAL TRANSCRIPT

BNK — Banknorth Group Inc. at Lehman Brothers Second Annual Financial Services Conference

Low hanging fruit, as I would call all those things that could be done. If a company in the next few years can operate on its own, as we could, isn’t that great? And we’d probably grow at 10% a year consistently. With all of what I’ve said behind us in the next few years, where do you think our growth is going? Down to 9% or 8%, or up to 11, 12, 13 or higher?

I don’t know the number yet, but when we complete this transaction in January we’ll be announcing the completion of the transaction and also be outlining to you those revenue strategies that we put in place that will add to our 10% growth year in and year out. I think they’re fairly substantial, but I can’t identify them to you today. That’s our job in the next few months, to put those synergies in place.

Secondly, as we continue to grow and buy companies, we were coming up against the potential of not having cash to do an acquisition. Toronto-Dominion has excess capital of $1.3 billion a year. They wanted to enter the United States in a strong growth market. Wanted to enter the bank through a bank that had a history of doing acquisitions. So, they’ll make available to us their capital to continue to do acquisitions we’d like to do.

We’re not changing our plan. We’re going to do exactly what we’ve always done, buy one or two banks a year in New England, $1 to 3 billion in size. It works well for us and it’s a good fit. We do that well. Then, occasionally we’ll have the ability to look at bigger markets in the metropolitan New York market and maybe be in a position to buy a company that fits in with our strategy of being a community bank. It won’t happen often. It may never happen.

But at least for the first time we have the opportunity to look and see if there is potential to do that. I’ve always been jealous of my peer and well respected friend, Larry Fish, and his ability with the Royal Bank of Scotland, to grow their company. Larry made a statement a while ago, he said, Bill, if you had had a parent like us you would probably be a $100 billion like us too.

I took that as a friendly jibe from a friend, but there is probably some truth that as we compete in the future, we will need to know that we have the capital to compete for smaller acquisitions, maybe a bigger one once in a while. And we’ll have the synergies of the bigger bank that we don’t have to invest in to move the company forward in a positive way. So that’s what I’m trying to accomplish and Banknorth is trying to accomplish and what we’ve done.

In doing that and giving us total flexibility, it probably confuses some people. Why not sell the whole thing? Why only 51%? Well, we wanted Banknorth stock out there. We’ll still trade in the New York Stock Exchange for several more years and we think the Banknorth currency is probably better known than the TD currency in trying to do acquisitions in the future.

So I wanted to give ourselves the total flexibility to be able to do all of the things that will allow this company to be more successful. In giving myself that total flexibility, I might have created some feelings in people that it’s a little bit different than other transactions. You know what? It is.

We’ve always been a different company. People told us, never leave Maine. You’ll never be successful outside of Maine. We left Maine, and we now own 22% of the banking assets in northern New England. People then told us, don’t come to Massachusetts, you can’t compete. We’re now the number five bank in Massachusetts. Don’t ever think you’ll be a major player in New England. We’re now at 31 billion, one of the major players in New England.

So we’ve had a history of being told what we can’t do, but always structuring our company in a way that allows us to be successful. That’s what we’ve been trying to do with the Toronto-Dominion franchise. I’ll get into it a little bit more.

Who is Toronto-Dominion? Maybe you know about them, but let me share some thoughts with you. They are the third largest bank in Canada with over $21 billion market cap, American. Three main business segments, personal and commercial banking. They’re just like us in Canada, just bigger.

They like to do retail banking. They’re the number one market share of all the retail banking products in Canada. Wealth management, they have a $93 billion wealth management department. We’ve got 10 billion, as I told you, and they have a wholesale banking unit that does a lot of corporate lending throughout the world. Fairly sizeable company, net income of 1.6 billion, 2.1 billion Canadian, through July of 2004.

Major player in Canada. Our income stream will be about 10% of theirs, as you look at how it’s broken down and we’re going to, obviously, be a major player in what they do in America and obviously take advantage of the products and services that they’re potentially offering in Canada now. The deal, as we announced it, is of pro forma ownership for Toronto-Dominion of 51% of our company, minority interest will be 49%.

The deal price is $40 a share. The combination of 60% cash, 40% TD stock. We think it’s a very competitive deal. 17.2 times 2004 earnings, 15.6, 2005, 2.6 times book value and we’ll hopefully meet all the regulatory requirements of both Canadian and American regulators. We don’t see an issue today in doing that.

I’ll serve as a vice chairman of Toronto-Dominion. I’ll be appointed to Toronto-Dominion’s Board of Directors. We want to make sure the American point of view is available and is well known on the board of Toronto-Dominion. We’ll rename our banks Banknorth to Toronto-Dominion Banknorth, TD Banknorth. Rating agencies have confirmed Toronto-Dominion ratings with the purchase of

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FINAL TRANSCRIPT

BNK — Banknorth Group Inc. at Lehman Brothers Second Annual Financial Services Conference

our company, and it’s January, February next year by the time we complete the transaction from that standpoint.

Looking at management for a second. There may be some cynics in the room that say, well, here we go again. A CEO is selling his company. He doesn’t really care. He’s going to take the money and run. I have the standard three year change of control contract. I’ve deferred payment of that for three years. If I move between now and three years, I get nothing. So I get no money from that today, and if I leave in three years, before three years, I get nothing.

Usually stock options are vested in these deals so management can take advantage of all their stock options vested. I have not had my stock vested. My stock options will stay the same. I don’t get any preferential treatment. I also then went to our eight senior executives with me, and I asked them to do the same thing, defer their change of control payments and defer the vesting of their stock options and they all agreed to do that.

We’re committed to this philosophy of running a bank in America under the TD name and we put our money where our mouth is by deferring all those payments for three years. Not so sure I’ve heard of a bank doing that in the past recently. Board composition, TD will have five members on our bank board. We have 14 now, so that will give us 19. Any board action requires both the TD and independent directors to approve it.

As I shared with you, they can buy up to 66%. Let me ask you again, when the stock starts trading in February, what earnings multiple should it trade at? If you look at it right now, and do the math it’s going to trade at about 10 1/2 times earnings. Doesn’t make a lot of sense to me. We were trading at 13.5 before we did the deal, now we have Toronto-Dominion’s cash. We have an earnings structure that will get our earnings per share to grow at an even 10%, which will be outlined early next year. And we have a company that can buy up to 15% over the next two years.

So they’ll be buying into that over the next two years. So what multiple would you put on that company? I don’t know, but I assume it’s going to be higher than 10.5 times earnings as we move forth.

There are other responsibilities here that go into their board and their requirements, but what you should know is Toronto-Dominion for the first two years, can buy up to 66%. After that they have to be invited in by the independent board to buy anymore and the independent board has to approve the price and the independent board will hire an investment bank to set the price on what the remaining 49% should sell for.

There have been three transactions that I’ve seen done in America. You’ll remember them, BNP Paribas and Bancwest, HSBC and Marine Midland a few years ago and a third, Allied Irish and First Maryland. But the premiums on their minority interest taken out at the time, when it occurred was 19% over the day before price or a high of 40% as the premium given.

So my job is to deliver $40 for you, effective in January or February and my secondary job over the next five years is to deliver a price much higher than $40 for that minority share interest and I’m up for that challenge because I’m going to have TD’s cash. I’m going to have the ability of a bigger parent to do additional things in our company, and we’re in a marketplace that we’ve had great success over 10 or 15 years. Why will it change now?

So we’re very comfortable where we’re going with this. Again, the premium is 26% over the closing price of 31.70. Their dividends are higher than ours. They pay out 40%. We pay out 35. So the TD stock you get will have a higher dividend payout. The key, though, is we’re maintaining what we do. No loss of management. No systems changes. No operational issues.

Everything for Banknorth stays the same, except the name goes to TD Banknorth. That’s the only change in the company. We continue to run the company just as we’ve run it before. We continue to run it as a community bank in New England. We will be the exclusive agent for Toronto-Dominion to buy banks in America. All of those things are very positive as we look at where we’re going to move forward over the next few years.

I think on our own for two years, we were great. We continue to grow. Now I feel really good about the next five as we move forward with the support of Toronto-Dominion. The Canadian border with us is probably bigger than any other bank in America. We have a big Canadian border that goes from Maine, New Hampshire, Vermont and upstate New York. There’s no cultural issues with a Canadian bank coming to America.

We have a similar way of doing business, so it made it easy to do it. Being a much bigger company, they had a lot of infrastructure things that we think we can accomplish by adding to it. So having a bigger partner was very important to us. They were committed. I’ve talked to Ed Clark for several months now. He wanted to and had to come to America, and he saw us as the vehicle to do it. Good.

If we weren’t successful, having approached us with Toronto-Dominion, I knew they were coming to America. So where did they go if they didn’t have success with us? Another bank of size or substance like us. So, strategically, if I couldn’t work this out with him, I might have been competing with a competitor that I compete with now who would have had the resources of Toronto-Dominion behind them.

Can you see me now competing with Citizens and the Royal Bank of Scotland and competing with somebody else who has Toronto-Dominion behind them? I think it would have really put us seriously, potentially behind the eight ball in how we would move

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FINAL TRANSCRIPT

BNK — Banknorth Group Inc. at Lehman Brothers Second Annual Financial Services Conference

forward in the future. We don’t have that problem now. Other of my competitors may, as they move forward. We don’t. And it’s important for us to have that size and substance.

Our future value for the potential Banknorth shareholders, all my worldly wealth is in that 49%. If you don’t think I’m going to be working hard for all of you, you’re crazy. I’ve deferred all those monies, those millions of dollars I could have gotten up front and I don’t get them for three years at a minimum. So I’m going to be working hard to make sure the value we create is important, because I’m very selfish. It’s my money at the same time.

And again, Toronto-Dominion has that opportunity to buy back the rest of the company and that scenario would probably not occur for several years but certainly in the next four to five years there’s the potential for them to do that. And our earnings growth should be better than the 10% we’ve been sharing with you in the past. I think it should work out very well.

The culture I talked about, the flexibility of what we’re doing is very obvious. They’re going to be a key vehicle for us to grow, but on the same side we’re key to them. Ed Clark has said that, you know, his best day in banking will probably be when he buys the second phase of the Banknorth shares at a huge premium, because that will tell the world that he made a good decision in buying the 51% up front.

So we’re both in the same boat, going the same way to make this company successful for the future. And again, as you look at it, there’s still 8,000 banks in America. There’s potential to do things. But I’m not going to take their money and do anything crazy. Many of you know me too well. I’ve been doing this this way for 15 years. Don’t think I’m automatically coming to the metropolitan New York area throwing money around to just buy a bank.

I can’t imagine that that’s going to happen. We’ll have the same discipline in doing acquisitions as we’ve had in the past. We’ll do one or two a year for the next few years in New England, maybe once in a while get the opportunity to do a big one in the metropolitan New York area. Big being $10, 15, 20 billion.. It’s possible.

There is no guarantees that will happen. We’re not going to change our game plan or do anything different than we’re doing. I’ve got no pressure from Toronto-Dominion to move forward and do anything different than we’ve been doing for the last 15 years. As we said, Toronto-Dominion is really in the best interest of the bank shareholders. That good premium for the 51%. Great potential for the growth on the other side of it. It should be very, very positive as we speed forward.

The key to some of you, maybe you don’t care about the management of the company. That’s okay. I won’t take it personal. But to some of you, knowing the management is in place is very important. And the management is committed, as I said, to stay here for a minimum of three years and I have a five year contract. So I’ll be here for five years running this company.

So there’s a commitment on management. You’re not going to see a lot of changes that sometimes you’ll see in acquisitions. And it’s just the way I’d want it to be. Rewarding shareholders today with a potential of rewarding shareholders even more at a later date.

Our core deposit growth should continue that way. I see loan and deposits growing at 10% plus for the next couple of years. Insurance and investment businesses don’t change. I think they’re enhanced by TD Waterhouse helping us with some of their customer bases. The cross selling will be obvious and very successful. And there is still some disruption in New England with the sale of Fleet. We’ll have an advantage for a year or so, but that will not last forever.

And we’ll potentially look outside of New England as we move forward. But we’re not going to the Midwest and we’re not going to the South. We’re going to continue to do things in a contiguous manner as we have done before. So you won’t see any strange acquisitions be putting in place by us. And, again, the revenue and cost savings I talked about. Our acquisition with BostonFed, 1.7 billion is on schedule and probably close around the end of the year, beginning of January.

So, for us it’s a new growth platform. One you should be pleased with. We think we’re a pretty good management team. We’ve created good value. We’ve now got a scale that we didn’t have before. We are a “bigger company” for the infrastructure things we need.

The acquisitions strategy is consistent with both companies, TD and us. Geography remains the same. Very good fit. And, again, the upside potential for doing accretive transactions shouldn’t change. I’ll have cash, Banknorth stock and TD stock to offer a potential bank we want to acquire.

They help me against the Citizen that only has cash. They helped me against a Sovereign who only has stock. So, you know, our competitors are out there doing a good job, but we’ll have the full array of the potential to offer people whatever they need to go forth. That may be helpful to me, maybe I’ll find out it’s not helpful at all but I think it really looks like it is.

So that new growth platform is why we’re here and we’re very happy to tell you about TD Banknorth and how that will move forward. And thank you very much for listening to me today and Bruce, I think we probably have some time for questions if I’m not mistaken?

Let’s take some questions if we have them out there? Yes sir.

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FINAL TRANSCRIPT

BNK — Banknorth Group Inc. at Lehman Brothers Second Annual Financial Services Conference

QUESTION AND ANSWER

Unidentified Speaker

     Why didn’t you sell the whole company?

     Bill Ryan - Banknorth Group, Inc. — CEO

     Well, number one, I couldn’t get $40 for the whole thing. I mean, that’s a pretty straight answer. You know, nobody was willing to pay us $40 for the whole franchise. Secondly, I did want to make sure, since I thought there was a great fit with Toronto-Dominion, that they didn’t use up all of their capital to buy our whole company and then have no capital left to continue to do the acquisitions that we want to do.

So that was the second really strong reason we went there. Other questions? Yes sir, in the back.

Unidentified Speaker

     Can you review the consideration for the deal?

     Bill Ryan - Banknorth Group, Inc. — CEO

     If you’ve got 1,000 shares, for 510 shares you’re going to get cash and TD stock equal to about $40 a share. Today because TD’s trading higher, you’ll get about $40.18 if the deal closed today. And the remaining 49% will be reissued in Banknorth shares.

So you’ll have 490 Banknorth shares that you’ll be going forward under the Banknorth name that continues today. Yes?

Unidentified Speaker

     Can Banknorth still claim to be New England’s Community Bank?

     Bill Ryan - Banknorth Group, Inc. — CEO

     Sure. Let me answer those. Frank (ph) always asks three questions. I’ll remember one of them, and you’ll have to repeat the second and third. Yes, the first question was we’ve always prided ourselves on being New England’s community bank, really, and now that we’re going to be owned by a foreign bank, does that influence our customers and how do they view the world going forth?

It’s interesting. On the commercial side, our commercial lenders are absolutely thrilled with this transaction. They think this is a grand slam homerun. And I said, why? And they said the knock against Banknorth with our competitors when we go after loans is, well, you don’t want to take your commercial loan there because you don’t know who’s going to buy them. They may be bought by some terrible bank and you don’t want to be banking there then.

Well, you know, what? We’re sold now to TD and everybody stays in place. The second knock against us on the commercial side, as we’ve grown is, they’re a good bank but can they really handle your financial needs going forth? They’re only $31 billion, and do you really want to go to a bank today maybe having to change in a few years? So the commercial people think they are just thrilled with this transaction because they now can go to their customers and feel better than ever that we’ll win more commercial loan deals than we won before. That’s why the loan growth on the commercial side, I think, will be coming back in January with a projection of better than a 10% growth mark.

On the retail side, a little more interesting. The retail customers said, well, we’re probably not going to get every customer we thought we were going to get. You know, the retail people perceived it as we had played up so well being the local bank and now we’re owned by TD. And they said, but it’s not a big deal. We can sell this because we’re still a community bank.

So we’re now going to be New England’s community bank. We’re doing it by state with local people out there, but we think, Frank, the retail side will have a little bit tougher time bringing customers than the commercial side as we go forth. Because this certainly is a change in the eyes of some people with the perception of Banknorth going forth.

Now your second question was?

Unidentified Speaker

     Will TD be able to control the Board and the management of the company?

     Bill Ryan - Banknorth Group, Inc. — CEO

     Let me get to that. Yes. If you’re a cynic, which Frank is in this question, if you’re a cynic you say, well, you know, they’re going to have control of the board and they can put all the directors they want on. You know, they can make all the decisions. You’re absolutely right.

They could do that. I had very extensive conversations with Ed Clark, and what he said to me was, Bill, if you’re not happy and your management team isn’t happy and you’re not doing well, it’s probably going to cost me my job. My job is to make you successful in America. And if we get in the way of you being successful, you know, I’m not successful.

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FINAL TRANSCRIPT

BNK — Banknorth Group Inc. at Lehman Brothers Second Annual Financial Services Conference

So there’s a real commitment on his side to do that. I was also very aggressive in telling them that, you know, if in any way they were trying to mislead us that they think they can run an American company, that they should go and find somebody else. Because we’re not going to be fun to work with if that’s the way they run it. And they were very straightforward, saying, we watched your track record. We’re not going to get in the way of that.

There is no strategies to reduce our staff by going to TD systems. There is no plan of reducing the staff. There is no plan of having to do what they’re doing. They said, we’re going to leave you alone. You do what you want, and that’s important to us. Now, there’ll still be some cynics out there, saying we’ve heard this before from other people.

But I think you’d agree that the management team at Banknorth has a decent reputation, and if we were to leave this company they would have bought a real shell of a company. And I think they’re smarter than that. They’ve seen other Canadian companies do acquisitions in America. They’ve learned from those experiences, and they think they now have the right model coming to us. Time will tell. We’ll see how that plays out.

Other questions? Yes sir.

Unidentified Speaker

     Doesn’t TD have an incentive to drive the price of BNK stock down to be able to buy the remainder cheap?

     Bill Ryan - Banknorth Group, Inc. — CEO

     I disagree firmly with you on that one. OK? As a trader, you would think that. As you’re trading stocks today, I would agree with you there. But you have to understand, if he buys 51% to buy the rest of it cheaply, he’s failed as a manager and CEO of a bank. And he understands that.

And he’s been very public saying, I hope I pay $50 or $60 a share for this company because that will allow me to say I was successful in buying the 51. So I think the skeptics out there are saying just that, well, they’ll buy the rest of it cheaply. If they do, they failed, I failed and we’re not getting anywhere on that.

So I don’t think that’s the genesis of what we’re trying to accomplish here, because it could happen but if it does that means you failed with the 51%. He will probably not be there buying the 49%. Somebody else will be the CEO of that company buying it, and in fact they won’t buy it, they’ll probably sell the 51% to somebody else at that point.

So I understand the point of view, and I’ve heard that a lot. It just isn’t my conversations with him and how he views how he wants to move forward. But I guess there is a scenario that says that could happen, which is certainly reflected in some of the comments I’ve heard from people.

Unidentified

     Thanks.

     Bill Ryan - Banknorth Group, Inc. — CEO

Great. Thank you for coming. I appreciate it very much.

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